

Mail Stop 3628

May 14, 2009

Via Facsimile and US Mail

Mr. Peter Schoenfeld
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas
21st Floor
New York, New York 10019

> **Re:** **Saks Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by P. Schoenfeld Asset Management LP, et al.**
> **Filed May 8, 2009**
> **File No. 001-13113**

Dear Mr. Schoenfeld:

We have reviewed your letter dated May 8, 2009 in response to our letter dated May 7, 2009 and your revised preliminary proxy statement and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. Please ensure that the form of proxy is clearly identified as a preliminary one, consistent with prior comment one. See Rule 14a-6(e)(1).

2. We note the acknowledgment provided on the last page of your letter and further that it is signed by counsel to PSAM. Please confirm your understanding that such acknowledgment must be provided in writing and signed by each filing person as opposed to counsel.

Proposal No. 1 Election of Directors, page 6

3. To the extent revisions are made to the form of proxy to comply with Rule 14a-4, please remove the references to the no-action letter request. In addition, please ensure your document discloses that Saks' nominees have not consented to being named in your proxy statement and are not participants in your solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A.

Proposal No. 2 Shareholder Proposal that the Board Take the Steps Necessary to Declassify the Board of Directors and Establish the Annual Election of All Directors, page 6

4. We note the additional disclosure you have provided on pages six and seven in response to comment nine of our May 7, 2009 letter stating that Saks' board is not required to amend the company's certificate of incorporation and/or by-laws as a result of approval of the proposal by the shareholders. Please revise your disclosure to specifically state that implementation of these proposals requires such amendment and that the board has discretion in determining whether to implement the amendment.

Form of Gold Proxy Card

5. We note that you have not presented your own slate of nominees for election of directors. Instead, we note your form of proxy solicits votes for the election of Saks Incorporated's director nominees, except for Mr. Neel. Please explain why you are permitted under rules 14a-4(b) and 14a-4(d) to solicit proxies for the election of Saks' director nominees when you have not presented any nominees for election.

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Please direct any questions to me at (202) 551-3621, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266, Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (202-778-5500)

cc: Keir Gumbs, Esq.
       Covington and Burling, LLP